Shareholder Information Brochure

Spin-Off of WISeKey's Semiconductor Business
by Way of a Dividend in Kind Consisting of Ordinary Shares in
SEALSQ Corp

to be Resolved Upon at the

Extraordinary General Meeting
of
WISeKey International Holding Ltd

Thursday, April 27, 2023, 2 p.m. Swiss time

SIX ConventionPoint
Pfingstweidstrasse 110, 8005 Zurich, Switzerland

Admittance: 1:30 p.m. Swiss time

Important Information

This information brochure (the Brochure) has been prepared exclusively for the shareholders of WISeKey International Holding Ltd (WISeKey) and holders of WISeKey American Depositary Shares (ADSs) in connection with the spin-off of WISeKey's semiconductor business (the Spin-Off) by way of a distribution of a dividend in kind (the Special Dividend) of 20% of the outstanding ordinary shares, par value USD 0.01 each, in SEALSQ Corp (SEALSQ, and its ordinary shares, the SEALSQ Ordinary Shares) proposed to the extraordinary general meeting of WISeKey shareholders to be held on April 27, 2023 (the EGM).

The information required for the registration of SEALSQ Ordinary Shares with the U.S. Securities and Exchange Commission (SEC) and for the Spin-Off distribution and listing of the SEALSQ Ordinary Shares on the Nasdaq Stock Market LLC is contained in the registration statement (including a prospectus) on Form F-1 (the Prospectus), which was declared effective by the SEC in the U.S. on March 29, 2023, and filed with the SIX Exchange Regulation Prospectus Office on March 30, 2023. The Prospectus contains detailed information regarding the Spin-Off as well as SEALSQ's business and share structure. Shareholders are urged to carefully read the Prospectus, which is available at www.sec.gov. The Prospectus is also available on the website of WISeKey at https://www.wisekey.com/company/investors/ and may be obtained free of charge by calling WISeKey's Corporate Secretary at +41 (22) 594 3000.

This Brochure is not an offer to sell or a solicitation of offers to purchase or subscribe for shares in WISeKey or SEALSQ nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract therefor. This Brochure does not constitute an issuance or listing prospectus within the meaning of the Swiss Financial Services Act (FinSA), or a prospectus under the securities laws and regulations of the U.S. or any other applicable laws. This Brochure does not constitute a recommendation with respect to the shares of WISeKey or SEALSQ.

Certain risks may be applicable to the Spin-Off and to the SEALSQ Ordinary Shares once they are traded on the Nasdaq Stock Market LLC (as further described herein). You are advised to familiarize yourself with the entire content of the Prospectus. This Brochure is only a summary of certain provisions related to the Spin-Off and does not purport to be complete. In voting whether to approve the distribution of the Special Dividend, you must rely on your own review of SEALSQ and the contemplated Spin-Off, including the merits and risks involved. We recommend you seek your own financial, legal and tax advice immediately from your custodian, investment adviser, legal adviser or tax adviser. In the event of any conflict between the terms of this Brochure and the Prospectus, the terms of the Prospectus will govern.

The information set out herein and in any related materials is subject to updating, completion, revision, verification and/or amendment. Neither WISeKey nor SEALSQ nor any of their respective affiliates or their respective bodies, executives, employees and advisers are under any obligation to update or keep current the information contained in this Brochure or to correct any inaccuracies except to the extent it would be required under applicable law or regulation.

2/27

This Brochure contains forward-looking statements which express intentions, estimates, expectations and forecasts relating to future financial, operational and other developments and results. Such statements and the underlying assumptions are subject to a variety of risks, uncertainties and other factors which could mean that the actual developments may significantly differ therefrom. Shareholders should further note that even if the EGM approves the resolutions required to carry out the Spin-Off and to effect the distribution of the Special Dividend, the Spin-Off and the distribution of the Special Dividend may not be completed, in full or in part, or may be delayed, particularly if not all conditions precedent to the distribution of the Special Dividend outlined in this Brochure and the Prospectus are satisfied or waived. In view of these uncertainties, readers of this Brochure are cautioned not to place undue reliance on such forward-looking statements. Further, it is noted that any market data, valuations and past trends and performances described in this Brochure are no guarantee for the future development, performance or value of WISeKey or SEALSQ.

The distribution of this Brochure, the delivery of SEALSQ Ordinary Shares upon declaration of the Special Dividend and the payment of cash in lieu of fractional SEALSQ Ordinary Shares in connection therewith may be restricted by law in certain jurisdictions outside Switzerland and the persons who may come into possession of this Brochure are required to inform themselves about and to observe such restrictions.

3/27

Chairman's Letter

Dear Shareholders,

We are pleased to present to you the proposals for a partial distribution of our subsidiary undertaking, SEALSQ Corp. SEALSQ was incorporated in the British Virgin Islands (BVI) on April 1, 2022 to serve as the holding company of WISeKey’s global semiconductor business, with the intention to distribute 20% of the Ordinary Shares of SEALSQ and subsequently list the Ordinary Shares of SEALSQ on the Nasdaq Stock Market LLC (Nasdaq) under the symbol “LAES”.

As you are aware, we have seen significant volatility in the global stock markets which has caused concern for many investors. It’s important to keep in mind that short-term market movements are not necessarily indicative of long-term trends and that it is normal for the stock market to experience fluctuations. WISeKey’s stock price has also seen the effect of market volatility. Although we understand that market fluctuations and other global macro-economic developments remain outside our control, we note that analysts covering our stock have a target price well above our current trading price, and we believe that WISeKey’s stock price does not reflect the real value of our business and growth opportunities ahead of us. We firmly believe that this proposed distribution both rewards the loyal shareholders of WISeKey and serves to address the current mismatch between the share price and the market valuation of WISeKey.

We expect the total revenue of SEALSQ to continue to grow, driven by a projected revenue growth for the IoT segment of at least 40% in 2023. We believe that due to SEALSQ's large backlog of USD 36m, which it expects to deliver within the next 24 months, its USD 100m pipeline of opportunities, and the significant investments it has made into expanding its salesforce, SEALSQ is well positioned to continue to gain market share and expand its geographic footprint.

Additionally, SEALSQ has successfully built a demonstrator unit running two National Institute of Standards & Technology (NIST) selected Post-Quantum Algorithms, a significant milestone within the implementation of the Quantum Resistant Secure Architectures (QUASARS) project. The Post-Quantum engineering team has been able to carry both Kyber and Dilithium Cryptographic Suite for Algebraic Lattices (CRYSTALS) quantum-resistant NIST selected algorithms and the appropriate APIs on the MS6003, a WISeKey Common Criteria EAL5+ Certified secure hardware platform powered by an ARMSC300 core and featuring a USB interface, thus creating the first Quantum-Resistant USB Token demonstrator. This demonstrator marks a substantial milestone for the QUASARS project and takes the team one step closer to achieving their goal of building a Post-Quantum Hardware Security Module and Root-of-Trust.

SEALSQ has taken affirmative steps to implement its QUASARS project which will become a major revenue generator in the future. The QUASARS project is a radically innovative solution, based upon the new WISeKey Secure RISC V platform that is paving the way for the Post Quantum Cryptography era, offering hybrid solutions compliant with ANSSI’s (“Agence nationale de la sécurité des systèmes d’information,” the National Cybersecurity Agency of France) recommendations. Of note, SEALSQ has received strong support from the French SCS (Secured Communicating Solutions) Cluster for its QUASARS project.

We have received an independent valuation of SEALSQ that places its valuation at approximately USD 217m and we firmly believe that the listing of SEALSQ on the Nasdaq represents an opportunity for WISeKey to realize the true value of SEALSQ’s technologies, to reward the loyal shareholders of WISeKey through the proposed distribution of shares in SEALSQ, and to enable SEALSQ to raise further funds on the market with which to invest in its expansion and its future strategy.

4/27

I want to take this opportunity to express my gratitude to our shareholders, business partners, clients and also our wonderful team of employees around the globe for the continued support you have shown us over the years. We remain committed to delivering long-term value.

Sincerely,

Carlos Moreira
Chairman & CEO
WISeKey International Holding Ltd

5/27

Table of Content

I.	Overview of Proposed Transaction	7
1.	Summary	7
2.	SEALSQ's Share Capital and Shareholders' Rights	8
3.	Distribution of the Special Dividend	8
4.	F Share Option Plan	9
5.	Mandatory Redemption of WISeKey's Class F Shares	9
6.	Shareholders' Agreement Related to the Class F Shares	9
7.	Listing and Trading of SEALSQ Ordinary Shares	9
8.	Eligibility to Receive SEALSQ Ordinary Shares	10
9.	Distribution Ratio and Fractions	10
10.	Indicative Timeline	11
11.	WISeKey's Remaining Activities after Completion of the Transaction	12

II.	Description of SEALSQ Following Completion of the Transaction	13
1.	Overview	13
2.	Markets SEALSQ Operates In	14
3.	Research and Development	14
4.	Selected Financial Data	15
5.	Management	16
6.	Registered Office and Place of Effective Management	16
7.	British Virgin Islands Company Considerations	17

III.	Description of the Proposed Transaction	18
1.	Rationale for the Spin-Off	18
2.	Required Steps for the Proposed Transaction	18
3.	Key Terms of the Services Agreements	18

IV.	Proposals of the WISeKey Board of Directors to the Extraordinary General Meeting of Shareholders	19

V.	Procedure to Receive SEALSQ Ordinary Shares	20
1.	Holders of Class B Shares in Book-Entry Form with a Bank or Broker	20
2.	Holders of Class B Shares in Certificated Form	20
3.	Holders of ADSs	20
4.	Treatment of Fractions	20

VI.	Overview of Tax Treatment of the Special Dividend Distribution for WISeKey Shareholders and ADSs Holders	21
1.	Switzerland	21
2.	United States	21

VII.	Questions & Answers	22

VIII.	Further Information	26

6/27

I.	Overview of Proposed Transaction

1.	Summary

On April 4, 2023, WISeKey International Holding Ltd (WISeKey) convened an extraordinary general meeting to be held on April 27, 2023 (the EGM) to propose to its shareholders (i) a spin-off (the Spin-Off and, together with all the necessary steps to implement the Spin-Off, the Transaction) of the relevant part of WISeKey's global semiconductor business (the Semiconductor Business) as currently operated by its indirect subsidiary WISeKey Semiconductors SAS (France) and (ii) an amendment to WISeKey's articles of association in order to authorize its board of directors to hold general meetings in the form of "hybrid" meetings (i.e., shareholders who are not attending the meeting in person can participate at the meeting by electronic means and exercise their rights in this form) or in the form of meetings held virtually only (i.e., meetings held solely by electronic means, without any physical venue) (the AoA Amendment).

This information brochure (the Brochure) exclusively aims to provide shareholders with certain information on the Transaction. All information related to the AoA Amendment is included in the invitation to the EGM, dated April 4, 2023.

On January 1, 2023, WISeKey contributed 100% of its equity interest in WISeKey Semiconductors SAS (France) (together with WISeKey IoT Japan KK, a Japan-based sales subsidiary of WISeKey Semiconductors SAS, and WISeKey Semiconductors, Taiwan Branch, a Taiwan-based sales and support branch of WISeKey Semiconductors SAS) to SEALSQ Corp, a wholly-owned subsidiary of WISeKey incorporated in the British Virgin Islands (SEALSQ), against issuance by SEALSQ to WISeKey of (i) 7,501,400 ordinary shares, par value USD 0.01 each, in SEALSQ (the SEALSQ Ordinary Shares) and (ii) 1,499,700 class F shares, par value USD 0.05 each, in SEALSQ (the Class F Shares, and the holders of such Class F Shares, the Class F Shareholders).

The Spin-Off will be effected by way of the distribution of a dividend in kind (the Special Dividend) of 20% of the SEALSQ Ordinary Shares to holders of WISeKey's registered shares, par value CHF 0.01 each (the Class A Shares, and the holders of such shares, the Class A Shareholders), the holders of WISeKey's registered shares, par value CHF 0.05 each (the Class B Shares, and holders of such shares, the Class B Shareholders) and the holders of WISeKey American Depositary Shares (ADSs), each representing 10 Class B Shares, on a pro rata basis (calculated by reference to the nominal value of the Class A Shares, the nominal value of the Class B Shares and the nominal value of the Class B Shares underlying the ADSs).

As part of the Transaction, WISeKey intends to effect a listing of the SEALSQ Ordinary Shares on the Nasdaq Stock Market LLC (Nasdaq) as from the date on which the distribution of the Special Dividend is effected.

SEALSQ's prospectus contained in the Registration Statement on form F-1 (the Prospectus), which was declared effective by the U.S. Securities and Exchange Commission (the SEC) on March 29, 2023 in view of the Transaction and the listing of the SEALSQ Ordinary Shares on Nasdaq, contains more detailed information regarding the Spin-Off, SEALSQ's business and the structure of the share capital. Shareholders are invited to carefully read the Prospectus, which is available at www.sec.gov and at https://www.wisekey.com/company/investors/.

7/27

2.	SEALSQ's Share Capital and Shareholders' Rights

SEALSQ is a company organized and formed under the laws of the British Virgin Islands as a wholly-owned subsidiary of WISeKey. As of the date of this Brochure, SEALSQ's share capital consists of 7,501,500 SEALSQ Ordinary Shares and 1,499,700 Class F Shares with the following characteristics:

▪	the SEALSQ Ordinary Shares each confer upon the shareholder, in particular, (i) the right to attend any meeting of the shareholders, (ii) the right to one vote per SEALSQ Ordinary Share on any resolution of shareholders as against each other SEALSQ Ordinary Share but, as a class, the SEALSQ Ordinary Shares shall retain 50.01% of the Company's voting power, and (iii) the right to an equal share in any dividend paid by SEALSQ against each other SEALSQ Ordinary Share, which shall be one fifth of any amount paid by SEALSQ against each Class F Share but which shall not rank in preference to any other share; and

▪	the Class F Shares each confer upon the shareholder, in particular, (i) the right to attend any meeting of the shareholders, (ii) a number of votes per Class F Share, on any matter that is submitted to a vote of shareholders, that would cause the total votes of all Class F Shares to equal 49.99% of the voting power of all shares (or, if the applicable voting standard is “a majority of the shares present in person or represented by proxy and entitled to vote on such matter,” 49.999999% of the voting power of Shares present in person or represented by proxy and entitled to vote on such matter), and (iii) the right to an equal share in any dividend paid by SEALSQ against each other Class F Shares, which shall be five times greater than any amount paid by SEALSQ against each Ordinary Share but which shall not rank in preference to any other share.

SEALSQ Ordinary Shares have no conversion, pre-emptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Ordinary Shares. The Class F Shares are subject to redemption, with the consent of the holder, in exchange for the issuance of new SEALSQ Ordinary Shares at a ratio of five (5) Ordinary Shares for each one (1) Class F Share redeemed. The Class F Shares may also be subject to a mandatory redemption in certain circumstances, as further specified under point 5 below.

The Class F Shares are non-transferable.

For more details as to the rights attached to the SEALSQ Ordinary Shares and Class F Shares, please refer to the Prospectus, section "Description of Shares", p. 133 to 134.

3.	Distribution of the Special Dividend

Provided that the Special Dividend is approved at the EGM and the conditions precedent for its distribution are met (or waived), 20% of the SEALSQ Ordinary Shares will be distributed as Special Dividend to holders of WISeKey shares. Thereafter, SEALSQ will continue to be a subsidiary of WISeKey and WISeKey will own 80% of the SEALSQ Ordinary Shares and, initially, 100% of the Class F Shares (subject to the grant and exercise of Class F Share options, as described under point 4 below). Accordingly, WISeKey will continue to control SEALSQ and fully consolidate it in its financial statements.

For more details on the distribution of the Special Dividend, please refer to the Prospectus, section "Business – Mechanics of the Spin-Off Distribution", p. 83 to 86.

8/27

4.	F Share Option Plan

SEALSQ is reserving up to 5% of its Class F Shares for issuance pursuant to an option plan for certain directors and senior management of SEALSQ, its subsidiaries and WISeKey (the F Share Option Plan). As a result, WISeKey’s initial ownership percentage of Class F Shares will be subject to the grant and exercise of Class F Share options prior to the distribution of the Special Dividend.

For more details on the F Share Option Plan, please refer to the Prospectus, section "Equity Compensation Plans", p. 107.

5.	Mandatory Redemption of WISeKey's Class F Shares

In the event of a hostile takeover of WISeKey, as determined by SEALSQ's board of directors, the WISeKey-owned Class F Shares would be redeemed and the remaining Class F Shareholders would, as a class, retain 49.99% of the vote. SEALSQ's memorandum and articles of association (the SEALSQ Articles) provide that, in the event of a change of control (being the acquisition by any person or entity, alone or jointly, of more than 50% of the voting rights of any Class F Shareholder which is a corporate entity), the Class F Shares owned by such Class F Shareholder will be subject to a mandatory redemption by SEALSQ in exchange for the issuance of new SEALSQ Ordinary Shares at a ratio of five (5) SEALSQ Ordinary Shares for each one (1) Class F Share redeemed (the Mandatory Redemption). A change in the control of WISeKey would trigger this provision as it is the only corporate entity holding or expected to hold Class F Shares.

In the event the Mandatory Redemption would be triggered as the result of a hostile takeover of WISeKey, the remaining individual Class F Shareholders, who are likely to be members of SEALSQ’s executive management in accordance with the F Share Option Plan, would hold shares with 49.99% of SEALSQ’s voting power. The Mandatory Redemption, and the issuance of five (5) SEALSQ Ordinary Shares for each one (1) Class F Share redeemed, would result in a dilution of the per share voting power of the holders of the SEALSQ Ordinary Shares.

6.	Shareholders' Agreement Related to the Class F Shares

The SEALSQ Articles provide that all Class F Shareholders must enter into a shareholders’ agreement that provides, among other things, that the Class F Shareholders:

▪	will vote the Class F Shares held by them as one and in accordance with the majority (by the number of shares held) view of the Class F Shareholders; and

▪	are bound by the Mandatory Redemption provisions set out in the SEALSQ Articles and required to take all necessary action to comply with them.

7.	Listing and Trading of SEALSQ Ordinary Shares

As part of the Transaction, WISeKey intends to effect a listing of the SEALSQ Ordinary Shares on the Nasdaq as from the date on which the distribution of the Special Dividend is effected.

There will be no public market for the SEALSQ Ordinary Shares prior to the distribution of the Special Dividend. Accordingly, we cannot provide any assurance to shareholders as to what the market price of the SEALSQ Ordinary Shares may be upon the listing of the SEALSQ Ordinary Shares on Nasdaq or how strong a secondary market for the SEALSQ Ordinary Shares will develop. There will be no public market for the Class F Shares.

9/27

WISeKey's Class B Shares and its ADSs will continue to be listed and traded on the SIX Swiss Exchange Ltd and the Nasdaq, respectively.

8.	Eligibility to Receive SEALSQ Ordinary Shares

Provided that the Special Dividend is approved at the EGM and the conditions precedent for its distribution are met (or waived), each WISeKey shareholder and each ADS holder will receive SEALSQ Ordinary Shares with respect to all Class A Shares, Class B Shares and/or ADSs held by them as of the applicable record date to be announced by WISeKey (and the depositary for the WISeKey ADSs) at or after the EGM. You will not be required to make any payment, surrender or exchange your Class A Shares, Class B Shares and/or ADSs or take any other action to receive your SEALSQ Ordinary Shares by way of the Special Dividend (except that depositary fees will be payable by holders of WISeKey ADSs in connection with the distribution of the Special Dividend by BNY Mellon, as depositary bank for the WISeKey ADSs). In order to avoid back-up withholding of U.S. taxes on the distribution of SEALSQ Ordinary Shares, you will need to provide a duly completed and signed Form W-8 or Form W-9 prior to the distribution date.

For more details on the distribution of the Special Dividend, please refer to the Prospectus, section "Business – Mechanics of the Spin-Off Distribution", p. 83 to 86.

9.	Distribution Ratio and Fractions

Provided that the Special Dividend is approved at the EGM and the conditions precedent for its distribution are met (or waived) and that you hold the Class A Shares, Class B Shares and/or the ADSs as of the applicable record date, you will receive, for every:

1 Class A Share	0.002131728 SEALSQ Ordinary Share
1 Class B Share	0.010658642 SEALSQ Ordinary Share
1 ADS	0.10658642 SEALSQ Ordinary Share

To the extent WISeKey issues or retires any additional WISeKey shares prior to the applicable record date, the number of SEALSQ Ordinary Shares to be distributed to holders of WISeKey Class B Shares, ADSs and Class A Shares will be adjusted proportionately using the following formulae with the WISeKey share numbers being those as at the appropriate record date, adjusted to remove any treasury shares held by the Company from the Class B Share numbers:

▪	The formula to calculate the number of SEALSQ Ordinary Shares received for every 1 Class B Share is as follows:

10/27

▪	The formula to calculate the number of SEALSQ Ordinary Shares received for every 1 ADS is as follows:

▪	The formula to calculate the number of SEALSQ Ordinary Shares received for every 1 Class A Share is as follows:

WISeKey shareholders and ADS holders will not receive fractional SEALSQ Ordinary Shares but will instead receive cash upon the sale of the aggregated fractional shares in lieu of any fractional shares that they would have received after application of the distribution ratio. For further details regarding fractional shares, please refer to this Brochure, section “Procedure to Receive SEALSQ Ordinary Shares – Treatment of Fractions”, p. 20.

For more details on the distribution ratio and fractions, please refer to the Prospectus, section "Business—Mechanics of the Spin-Off Distribution", p. 83 to 86.

10.	Indicative Timeline

WISeKey's board of directors expects that, subject to all applicable conditions precedent being satisfied or waived (to the extent permissible), the Special Dividend will occur on or about May 10, 2023. The date on which the Special Dividend distribution is effected and the Spin-Off is completed is subject to SEC and stock exchange approvals and could be materially delayed or not occur at all. WISeKey will provide updates as additional information becomes available.

Currently, we expect the Transaction to be completed according to the following schedule.

Indicative Timeline for a Potential Spin-Off[1]
Expected Date	Event
April 27, 2023	Extraordinary General Meeting
May 5, 2023, close of business	Class B Shares' cum-dividend date (last day of trading of the Class B Shares including the right to receive SEALSQ Ordinary Shares).
May 8, 2023	Class B Shares' ex-dividend date (first date of trading of the Class B Shares, excluding the right to receive SEALSQ Ordinary Shares).
May 9, 2023	Class B Shares' record date for the Special Dividend
May 10, 2023	Distribution date of the Special Dividend
May 11, 2023	Listing and first day of trading of the SEALSQ Ordinary Shares on the Nasdaq (9:30 am EDT)
Approximately 2 weeks after May 9, 2023	Distribution of net cash proceeds from the sale of fractions of SEALSQ Ordinary Shares[3]
[1] Indicative only; earliest possible timeline. WISeKey will provide updates as additional information becomes available.
[2] Shareholders should contact their bank, broker or other nominee for further information about their account and when they will be able to begin trading their SEALSQ Ordinary Shares.
[3] For details regarding the aggregation and sale of fractional shares, please refer to this Brochure, section “Procedure to Receive SEALSQ Ordinary Shares – Treatment of Fractions,” p. 20.

[1]	The dates referred to above are applied mutatis mutandis to Class A Shares.

11/27

BNY Mellon, as depositary for the WISeKey ADS program, will distribute the SEALSQ Ordinary Shares to the WISeKey ADS holders pursuant to the terms of the deposit agreement for the WISeKey ADSs. If you hold shares of WISeKey in ADS form, you will receive a notice from BNY Mellon on the distribution procedure for the SEALSQ Ordinary Shares.

ISIN, Ticker Symbol, Security Number of WISeKey Class B Shares / ADSs and SEALSQ Ordinary Shares
Title	ISIN	Ticker Symbol	Security Number
WISeKey
Class B Shares (listed on the SIX)	CH0314029270	WIHN	31402927
ADSs (listed on the Nasdaq)	US97727L3096	WKEY	n/a
SEALSQ
Ordinary Shares (to be listed on the Nasdaq)	VGG794831062	LAES	G79483106

11.	WISeKey's Remaining Activities after Completion of the Transaction

Following the completion of the distribution of the Special Dividend, in addition to holding a majority shareholding in SEALSQ, WISeKey’s remaining activities will include the WISeKey SA PKI technology, engaged in the provision of secure authentication and identity protection through its Public Key Infrastructure technology licensed from the OISTE Foundation, the WISe.ART platform that acts as a virtual art gallery for the display, auction and sale of Non-Fungible Tokens (NFTs), and WISeSat.Space, in conjunction with FOSSA Systems S.L. (FOSSA), a Spanish picosatellite developer, that allows for cost-effective and secure IoT connectivity anywhere on earth using the WISeSat PocketQube satellite and low-power sensors. WISeKey will retain ownership of its subsidiaries WISeKey USA and WISeKey ELA, providing sales and technical support in the North and South American markets. WISeKey will also holds a minority investment in FOSSA and options to acquire a minority interest in Tarmin Inc, a developer of data and software defined infrastructure based in the United States.

12/27

II.	Description of SEALSQ Following Completion of the Transaction

1.	Overview

SEALSQ's mission is to bring digital trust to the physical world.

SEALSQ's products bridge the physical and the digital world with a unique symbiosis between tamperproof semiconductors (physical) and managed cryptography (digital). SEALSQ is an OEM supplier of cybersecurity to manufacturers of Internet of Things (IoT) devices, branded appliances and precious objects.

Current customers use SEALSQ's products to bolt trust on objects and devices ranging from pieces of art, medical consumables, and plastic access tokens to high-end appliances such as personal health monitors, industrial controllers, drones, and satellites. Brands count on SEALSQ's products to fight counterfeit, grey import, and theft. Industry and society count on SEALSQ's products to protect connected devices, which are often placed in unmanned and uncontrolled environments, against manipulation, disruption, spoofing, and data leakage.

SEALSQ's vision is to go beyond individual devices and objects, and to enable a trusted metaverse. SEALSQ uses WISeID as a Universal Communications Identifier (UCID). SEALSQ aims to build upon the UCID as a fundamental identity that transcends the metaverse and is a universal identity that encompasses physical identities as well. The UCID is based in SEALSQ's strengths as a provider of PKI certificates and well established cryptography. As a foundational identity, the UCID will enable applications that have identities on and off of the blockchain, such as IoT devices that have identities on a blockchain, and NFTs that link to physical objects. The SEALSQ technologies ensure that devices and objects in the metaverse are authentic and cannot be corrupted or duplicated.

The Metaverse will present entirely new ways, for example, to create employment, impart education, deliver healthcare, and plan urban spaces. We believe it will be the next major labor organizing platform and that new organizations, products, and services will handle everything from payment processing to identity verification, hiring, ad delivery, content generation, and security. The Metaverse is based on Web 3.0, also known as the decentralized web, is an evolution of the Internet that allows users to interact with each other in a more secure and private way. It does this by using third party blockchain technology to create a peer-to-peer network where users can transact without relying on intermediaries. This makes it ideal for developing virtual worlds as it provides a platform for users to interact without fear of censorship or data theft.

SEALSQ provides Digital Identities for Objects in the Metaverse that include an identification module that is built into the protocol, while supplementary applications will be developed. Users will have autonomy over their identity, meaning that they are in full control of their personal identification information and hence need not to rely on any central entity or third party for identity verification. With a truly NFT identity, users can create, sign, and verify claims, while parties who interact with a user will be able to prove their identity.

For more details on SEALSQ's business, please refer to the Prospectus, section "Business Overview", p. p. 86 to 90.

13/27

2.	Markets SEALSQ Operates In

SEALSQ sells into all industries and to companies of varying sizes, both vendors of appliances and end customers. We sold more than 1 billion semiconductors and we have customers that bought more than 100 million of our high-end semiconductors. In the year ended December 31, 2021, SEALSQ's top ten customers represented 83% of its revenue. As of June 30, 2022, SEALSQ has sold to over 175 customers in over 35 countries since its acquisition by WISeKey in 2016.

An increase in cyber threats targeting critical infrastructure systems is one reason ABI Research forecasts that secure hardware modules, SEALSQ's core market, will be at the center of IoT cybersecurity. ABI Research also forecasts that the global market size of secure hardware modules will grow from USD 0.8 billion in 2022 to USD 1.2 billion in 2026 at a CAGR of 10%.

For more details on SEALSQ's targeted market, please refer to the Prospectus, section "Market opportunity", p. 90 to 91.

3.	Research and Development

SEALSQ's current focus on R&D extends its portfolio along the following technological evolutions:

▪	the QUASARS (QUAntum resistant Secure ARchitectureS) project, a radical innovative solution, based upon the new WISeKey Secure RISC V based platform that is paving the way for the Post Quantum Cryptography era, with hybrid solutions compliant to ANSSI (“Agence Nationale de la sécurité des systèmes d’information”, the National Cybersecurity Agency of France) recommendations;

▪	silicon techniques to bolt SEALSQ's secure vault to general purpose processors in a certifiable tamperproof way;

▪	software techniques to secure and automate the onboarding of a connected device with a platform in a cloud;

▪	cryptographic techniques to combine post-quantum attack resistance with SEALSQ's side channel attack resistance in a certifiable way;

▪	ledger and blockchain techniques to offer a transparent, immutable, and cryptographically verifiable journal of SEALSQ's lifecycle management;

▪	countermeasure techniques to stay adead of the cyberattack evolutions; and

▪	in partnership with FOSSA and WISeKey, the launch of the WISeSat constellation, picosatellites, manufactured by FOSSA, will enable the direct connection of satellites to IoT devices for authentication, completing the connection cycle from space to device through secure telecommunication means. This technology allows for identification in remote, low connectivity areas.

While SEALSQ's current products serve its current markets well, the products resulting from SEALSQ's R&D will create additional opportunities in upgrade markets, in different sectors, and in new applications of its technology in innovating markets.

14/27

If SEALSQ's efforts to attract prospective customers and to retain existing customers are not successful, SEALSQ's growth prospects and revenues may be adversely affected. Please refer to the Prospectus, section “Risk Factors—Risks Related to Our Business” for a discussion of such risks and information that should be considered before making an investment decision with respect to the SEALSQ Ordinary Shares.

4.	Selected Financial Data

The selected financial data of SEALSQ's predecessor company, WISeKey Semiconductors SAS (for the purpose of this section, SEALSQ Corp Predecessor), as of and for the years ended December 31, 2020 and 2021 is a summary of, is derived from, and is qualified by reference to, the audited financial statements of SEALSQ Corp Predecessor and notes thereto. The selected financial data of SEALSQ Corp Predecessor as of June 30, 2022 and for the six months ended June 30, 2021 and 2022 is a summary of, is derived from, and is qualified by reference to, the unaudited financial statements of SEALSQ Corp Predecessor and notes thereto. The financial statements of SEALSQ Corp Predecessor have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP".

For the years ended December 31, 2020, and 2021, SEALSQ Corp Predecessor's revenue was USD 14.3 million, and USD 17.0 million, respectively, representing year on year growth of 19%. For the six months ended June 30, 2022, SEALSQ Corp Predecessor's revenue was USD 10.7 million, representing period-over-period growth of 45.4%. For the years ended December 31, 2020, and 2021, SEALSQ Corp Predecessor's net result was a loss of USD 9.2 million in 2020, and a loss of USD 4.8 million in 2021. For the six months ended June 30, 2022, SEALSQ Corp Predecessor's net result was a loss of USD 0.2 million.

SEALSQ Corp Predecessor Condensed Consolidated Statement of Income / (Loss)
	6 months ended June 30,		12 months ended December 31,
USD'000	2022 (unaudited)	2021 (unaudited)	2021	2020

Net sales	10,656	7,328	16,995	14,317
Gross Profit	4,766	2,851	7,147	5,434

Research and development expenses	(1,161)	(1,647)	(3,050)	(3,526)
Total operating expenses	(5,149)	(6,945)	(12,188)	(14,027)
Operating loss	(383)	(4,094)	(5,041)	(8,585)
Loss before income tax expense	(182)	(3,824)	(4,821)	(9,196)
Net loss	(183)	(3,825)	(4,827)	(9,201)

SEALSQ Corp Predecessor Condensed Consolidated Balance Sheet
	As at June 30, 2022	As at December 31,
USD'000	(unaudited)	2021	2020

Cash and cash equivalents	2,002	2,064	1,830
Total current assets	10,971	8,248	7,551
Total noncurrent assets	3,724	3,596	5,882
Total assets	14,695	11,844	13,433

Total current liabilities	8,178	7,759	7,834
Total noncurrent liabilities	20,124	17,648	14,972
Total liabilities and equity	14,695	11,844	13,433

For more details on SEALSQ's financial information, please refer to the Prospectus, section "Summary Financial and Other Data", p. 31.

15/27

5.	Management

The following table sets forth the name, date of birth and functions of SEALSQ's non-executive and executive directors, and SEALSQ's senior management as of the date of this Brochure. The business address for each director and executive officer is the address of SEALSQ's principal executive office which is located at Avenue Louis Casaï 58, 1216 Cointrin, Switzerland.

Name	Date of birth	Functions in SEALSQ	Date first appointed
Non-Executive Directors
Cristina Dolan	February 16, 1961	Board Member	2023
David Fergusson	August 15, 1960	Board Member	2023
Eric Pellaton	March 25, 1959	Board Member	2023
Executive Directors
Carlos Moreira	September 1, 1958	Chairman of the Board of Directors, Member of the Strategy Committee, and Chief Executive Officer	2022
Peter Ward	January 5, 1952	Board Member, Member of the Strategy Committee,Chief Financial Officer	2022
Senior Management
Jean-Pierre Enguent	May 8, 1962	Vice-President of Research & Development Systems and Solutions	2005*
David Khalifa	October 28, 1961	Vice-President of Global Sales	2022*
Bernard Vian	March 22, 1967	General Manager of WISeKey Semiconductors SAS	2016*

* This represents the date of appointment with WISeKey Semiconductors SAS, which became a subsidiary of SEALSQ on January 1, 2023.

For more details on SEALSQ's management, please refer to the Prospectus, section "Management",
p. 100.

6.	Registered Office and Place of Effective Management

SEALSQ was incorporated in the British Virgin Islands pursuant to the BVI Business Companies Act 2004 (the BVI Act) on April 1, 2022, with company number 2095496 and has its registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. SEALSQ's principal executive offices and place of effective management are located at Avenue Louis-Casaï 58, 1216 Cointrin, Switzerland.

16/27

7.	British Virgin Islands Company Considerations

British Virgin Islands companies are governed by the BVI Act. The BVI Act is modeled on the laws of England and Wales but does not follow recent statutory enactments, and differs from laws applicable to United States corporations, Swiss corporations and their shareholders.

For a comparison of select provisions of the corporates laws of Delaware, Switzerland and the British Virgin Islands, please refer to the Prospectus, section "Certain British Virgin Islands Company Considerations", p. 113 to 122.

17/27

III.	Description of the Proposed Transaction

1.	Rationale for the Spin-Off

It is the opinion of WISeKey's board of directors , based in particular on an independently prepared valuation of the Semiconductor Business (as further detailed in the Prospectus), that a partial spin-off of the Semiconductor Business presents a significant market opportunity to investors in light of both the current market and the changing regulations. The board of directors of WISeKey believes that the listing of SEALSQ on the Nasdaq represents an opportunity for WISeKey to realize the true value of SEALSQ, supported by the independently prepared valuation that placed SEALSQ's valuation at around USD 217m, to reward the loyal shareholders of WISeKey through the proposed distribution of shares in SEALSQ, and to enable SEALSQ to raise further funds on the market with which to invest in its expansion and its future strategy.

For more details on the rationale for the Spin-Off, please refer to the Prospectus, section "Background and Purpose of the Spin-Off Distribution", p. 82 to 83.

2.	Required Steps for the Proposed Transaction

Provided that the Special Dividend is approved at the EGM and the conditions precedent for its distribution are met, WISeKey will implement the Transaction through the following main steps:

▪	Listing of SEALSQ Ordinary Shares and registration with the U.S. Securities and Exchange Commission and satisfaction of conditions precedent: WISeKey and SEALSQ will seek to obtain the necessary approvals such that the SEALSQ Ordinary Shares will be accepted for listing on the Nasdaq, and the SEC declares effective the SEALSQ's Registration Statement on Form F-1 (Form F-1), including the prospectus contained therein, under the United States Securities Act of 1933, as amended, and no stop order suspending the effectiveness of the Form F-1 shall be in effect;

▪	Satisfaction of All Other Conditions Precedent: All other conditions precedent to the distribution of the Special Dividend have been satisfied (or, if permissible, waived by WISeKey's board of directors) (for more details on the conditions precedent, please refer to the invitation to the EGM, dated April 4, 2023);

▪	Distribution of SEALSQ Ordinary Shares to WISeKey shareholders and ADS holders: Distribution of the Special Dividend to WISeKey shareholders and ADS holders.

3.	Key Terms of the Service Agreement

WISeKey and SEALSQ entered into a service agreement under the terms of which certain members of staff and associated resources of WISeKey will be required to carry out certain tasks and duties on behalf of SEALSQ. In particular, the Chief Executive Officer and Chief Financial Officer of WISeKey will also carry out these roles for SEALSQ, while other tasks, such as the financial reporting and legal support of SEALSQ will be performed by officers of WISeKey and its affiliates. Under the terms of the service agreement, WISeKey agrees to provide these services to SEALSQ on a cost-plus basis and WISeKey will regularly invoice SEALSQ for the associated costs of providing these services.

18/27

IV.	Proposals of the WISeKey Board of Directors to the Extraordinary General Meeting of Shareholders

For details on the agenda items and proposals for resolution and approval submitted by WISeKey's board of directors to WISeKey's shareholders, please refer to the invitation to the EGM, dated April 4, 2023.

19/27

V.	Procedure to Receive SEALSQ Ordinary Shares

Provided that the Special Dividend is approved at the EGM and the conditions precedent for its distribution are met, WISeKey will distribute (or cause to be distributed) to its holders of Class A Shares, Class B Shares and ADSs, as of the applicable record date, on a pro rata basis (calculated by reference to the nominal value of the Class A Shares, the nominal value of the Class B Shares and the nominal value of the Class B Shares underlying the ADSs), a specified number of SEALSQ Ordinary Shares for every Class B Share, every Class A Share and every ADS, respectively, as a dividend in kind in accordance with the distribution ratio. For details on the distribution ratio, please refer to this Brochure, section "Distribution Ratio and Fractions", p. 9, and the Prospectus, section "Business—Mechanics of the Spin-Off Distribution", p. 83 to 86.

1.	Holders of Class B Shares in Book-Entry Form with a Bank or Broker

If your Class B Shares are held in a bank or brokerage account, the SEALSQ Ordinary Shares distributed to you will initially be registered by our distribution agent in the name of your bank or broker for credit to your account. Our distribution agent will coordinate the further distribution of the SEALSQ Ordinary Shares with your bank or broker. In order to avoid back-up withholding of U.S. taxes on the distribution of SEALSQ Ordinary Shares, you will need to provide a duly completed and signed Form W-8 or Form W-9 prior to the distribution date. It is anticipated that, promptly after the applicable record date for the distribution of the Special Dividend, WISeKey (and/or the distribution agent) will send a notice of the distribution procedure for the SEALSQ Ordinary Shares to the applicable record date holders of Class B shares.

2.	Holders of Class B Shares in Certificated Form

If you hold Class B Shares in certificated form, your ownership of SEALSQ Ordinary Shares will be recorded in the books of our transfer agent and a statement evidencing your ownership will be mailed to you. Certificates representing SEALSQ Ordinary Shares will not be issued in connection with the distribution of the Special Dividend, but we may elect to issue certificates in the future. In order to avoid back-up withholding of U.S. taxes on the distribution of SEALSQ Ordinary Shares, you will need to provide a duly completed and signed Form W-8 or Form W-9 prior to the distribution date. It is anticipated that, promptly after the applicable record date for the distribution of the Special Dividend, WISeKey (and/or the distribution agent) will send a notice of the distribution procedure for the SEALSQ Ordinary Shares to the applicable record date holders of Class B Shares.

3.	Holders of ADSs

BNY Mellon, as depositary for the WISeKey ADS program, will distribute the SEALSQ Ordinary Shares to the WISeKey ADS holders pursuant to the terms of the deposit agreement for the WISeKey ADSs. If you hold shares of WISeKey in ADS form, you will receive a notice from BNY Mellon on the distribution procedure for the SEALSQ Ordinary Shares.

4.	Treatment of Fractions

Fractional entitlements to SEALSQ Ordinary Shares will not be distributed. Instead, the distribution agent for the WISeKey Class A Shares and Class B Shares, and the depositary bank for the WISeKey ADSs, will aggregate all fractional entitlements to SEALSQ Ordinary Shares that WISeKey shareholders and ADS holders, respectively, would be entitled to receive into whole SEALSQ Ordinary Shares and sell such whole shares into the open market at prevailing rates promptly after SEALSQ Ordinary Shares commence trading on the Nasdaq, and distribute the net cash proceeds from the sales (after deduction of applicable fees, taxes and expenses) pro rata to each holder who would have otherwise been entitled to receive fractional entitlements to SEALSQ Ordinary Shares in the distribution of the dividend in kind.2

[2]	No interest will be paid on any cash you receive in lieu of the Special Dividend.

20/27

VI.	Overview of Tax Treatment of the Special Dividend Distribution for WISeKey Shareholders and ADSs Holders

1.	Switzerland

WISeKey has obtained a ruling from the Swiss Federal Tax Administration confirming that the distribution of the Special Dividend qualifies as payment out of capital contribution reserves and no amount will be withheld by WISeKey when making the distribution of the Special Dividend. Accordingly, provided that the Company has an amount of qualifying capital contribution reserves in the amount of the fair market value of the SEALSQ Ordinary Shares, the Special Dividend made to our shareholders will not be subject to the Swiss federal withholding tax of 35%, regardless of the place of residency of the shareholder. The market value of the SEALSQ Ordinary Shares will be determined based on the first day of trading of the SEALSQ Ordinary Shares on the Nasdaq Stock Market LLC. The Company believes that it is unlikely that the amount of capital contribution reserves available to it will be exceeded. In the event that the fair market value of the distributed SEALSQ Ordinary Shares exceeds the qualifying capital contribution reserves recognized by the Swiss Federal Tax Administration and available to WISeKey, WISeKey will be responsible to levy and remit the applicable Swiss withholding tax on such excess amount to the Swiss Federal Tax Administration.

Generally, from a corporate and accounting perspective, we account for the Special Dividend at the book value of the Company's investment in SEALSQ, corresponding to CHF 1,787,096. However, in order for the Special Dividend to qualify as payment out of capital contribution reserves, the ruling requires us to book the book value of the Special Dividend against capital contribution reserves and to simultaneously release an amount equal to the difference between the market value and the book value of the Special Dividend from capital contribution reserves to other general reserves from capital contribution (distributions out of which are not exempt from Swiss federal withholding tax). The market value of the SEALSQ Ordinary Shares will be determined based on the first day of trading of the SEALSQ Ordinary Shares on the Nasdaq Stock Market LLC (see the paragraph immediately above). The reduction of capital contribution reserves in an amount equal to the difference between the market value and the book value of the SEALSQ Ordinary Shares and the reclassification of such amount from capital contribution reserves to other general reserves from capital contribution of the Company will require a separate shareholder resolution. The invitation to the EGM includes a respective proposal to this effect under agenda item no. 2. The approval of the Spin-Off is conditional on the approval of the proposal under agenda item no. 2.

2.	United States

For a summary of certain U.S. tax consequences to U.S. Holders, please refer to the Prospectus, section "Material Tax Considerations", p. 124 to 129. In order to avoid back-up withholding of U.S. taxes on the distribution of SEALSQ Ordinary Shares, you will need to provide a duly completed and signed Form W-8 or Form W-9 prior to the distribution date.

21/27

VII.	Questions & Answers

Why is the Spin-Off proposed to WISeKey shareholders?

It is the opinion of WISeKey's board of directors , based in particular on an independently prepared valuation of the Semiconductor Business (as further detailed in the Prospectus), that a partial spin-off of the Semiconductor Business presents a significant market opportunity to investors in light of both the current market and the changing regulations. The board of directors of WISeKey believes that the listing of SEALSQ on the Nasdaq represents an opportunity for WISeKey to realize the true value of SEALSQ, supported by the independently prepared valuation that placed SEALSQ's valuation at around USD 217m, to reward the loyal shareholders of WISeKey through the proposed distribution of shares in SEALSQ, and to enable SEALSQ to raise further funds on the market with which to invest in its expansion and its future strategy

For more details on the rationale for the Spin-Off, please refer to the Prospectus, section "Background and Purpose of the Spin-Off Distribution", p. 82 to 83.

For the proposed Special Dividend to be approved at the EGM, what is the applicable majority to the shareholder vote?

An absolute majority of the votes represented at the EGM will be required for the approval of the Special Dividend, both for the proposal under agenda item 1 (distribution of the Special Dividend) and the proposal under agenda item 2 (release of capital contribution reserves to other general reserves).

What happens if WISeKey shareholders do not approve the Special Dividend?

WISeKey's board of directors believes the Spin-Off is beneficial for WISeKey shareholders and recommends that all shareholders vote in favor of the resolution at the upcoming EGM. Should the Special Dividend not be approved, the Spin-Off would not be completed.

How will the proposed Spin-Off of SEALSQ from WISeKey work?

The Spin-Off proposed by WISeKey will be effected by way of the distribution of the Special Dividend to holders of Class A Shares, Class B Shares and ADSs. WISeKey will distribute 20% of the SEALSQ Ordinary Shares held by WISeKey, and the remainder of the SEALSQ Ordinary Shares as well as all Class F Shares will be retained by WISeKey (subject to the grant and exercise of Class F Share options according to the F Share Option Plan) (for more details, please refer to this Brochure, section “Overview of Proposed Transaction”, p. 6 to 11 and the Prospectus, section "Business – Mechanics of the Spin-Off Distribution", p. 83 to 86). After completion of the Spin-off, WISeKey will continue to control SEALSQ through a majority of the voting rights attached to the SEALSQ Ordinary Share and the Class F Shares (i.e., approx. 90% of all voting rights attached to all shares in SEALSQ) and fully consolidate SEALSQ in its financial statements. You will not receive fractional SEALSQ Ordinary Shares but will instead receive cash upon the sale of the aggregated fractional shares. For more information, please refer to this Brochure, section “Procedure to Receive SEALSQ Ordinary Shares – Treatment of Fractions”, p. 20 and the Prospectus, section "Business—Mechanics of the Spin-Off Distribution", p. 83 to 86. Following the Spin-off, the SEALSQ Ordinary Shares will be publicly traded on the Nasdaq.

22/27

What are the relevant dates for my entitlement to receive SEALSQ Ordinary Shares?

Please refer to this Brochure, section “Indicative Timeline” on p. 10.

When will I receive the SEALSQ Ordinary Shares?

Please refer to this Brochure, section “Indicative Timeline” on p. 10.

What do I have to do to receive SEALSQ Ordinary Shares?

If your WISeKey shares are held in a bank or brokerage account, the SEALSQ Ordinary Shares distributed to you will initially be registered by our distribution agent in the name of your bank or broker for credit to your account. Our distribution agent will coordinate the further distribution of the SEALSQ Ordinary Shares with your bank or broker. If you hold shares of WISeKey in certificated form, your ownership of SEALSQ Ordinary Shares will be recorded in the books of our transfer agent and a statement evidencing your ownership will be mailed to you. Certificates representing SEALSQ Ordinary Shares will not be issued in connection with the distribution of the Special Dividend, but we may elect to issue certificates in the future. In order to avoid back-up withholding of U.S. taxes on the distribution of SEALSQ Ordinary Shares, you will need to provide a duly completed and signed Form W-8 or Form W-9 prior to the distribution date. It is anticipated that, promptly after the applicable record date for the distribution of the Special Dividend, WISeKey (and/or the distribution agent) will send a notice of the distribution procedure for the SEALSQ Ordinary Shares to the applicable record date holders of WISeKey shares.

If you hold shares of WISeKey in ADS form, you will receive a notice from BNY Mellon on the distribution procedure for the SEALSQ Ordinary Shares.

Do I have to pay any consideration in order to receive SEALSQ Ordinary Shares as Special Dividend? Will there be any transaction costs to me?

No consideration will have to be paid to WISeKey or SEALSQ in order to receive SEALSQ Ordinary Shares.

Generally, the distribution of the SEALSQ Ordinary Shares in the form of the Special Dividend is free of charge, subject to any fees charged by the depository banks or custodians. To learn more about such fees, please contact your custodian bank or broker. Holders of WISeKey ADSs will be responsible to pay applicable depositary fees pursuant to the terms of the WISeKey ADS deposit agreement.

If I currently hold WISeKey ADSs, will I receive SEALSQ ADSs?

No. All holders of WISeKey shares and ADSs will receive SEALSQ Ordinary Shares. For further information, ADS holders should refer to the additional information included in the Prospectus, section "Business – Mechanics of the Spin-Off Distribution", p. 83 to 86.

What happens if the number of Class B shares or ADSs held by me leads to an entitlement to fractional SEALSQ Ordinary Shares?

Fractional entitlements to SEALSQ Ordinary Shares will not be distributed. Instead, the distribution agent for the WISeKey Class A Shares and Class B Shares, and the depositary bank for the WISeKey ADSs, will aggregate all fractional entitlements to SEALSQ Ordinary Shares that WISeKey shareholders and ADS holders, respectively, would be entitled to receive into whole SEALSQ Ordinary Shares and sell such whole shares into the open market at prevailing rates promptly after SEALSQ Ordinary Shares commence trading on the Nasdaq, and distribute the net cash proceeds from the sales (after deduction of applicable fees, taxes and expenses) pro rata to each holder who would have otherwise been entitled to receive fractional entitlements to SEALSQ Ordinary Shares in the distribution of the dividend in kind.

23/27

What are the tax consequences of the Special Dividend for Swiss resident WISeKey shareholders?

For a summary of certain tax consequences in Switzerland, please refer to this Brochure, section "Overview of Tax Treatment of the Special Dividend Distribution for WISeKey Shareholders and ADSs Holders" on p. 22 and the Prospectus, section "Material Tax Considerations", p. 130 to 131.

WISeKey shareholders who are in doubt as to their tax position should consult their own tax advisor regarding the specific federal and local tax consequences applicable to them in connection with the distribution of SEALSQ Ordinary Shares as Special Dividend.

What are the U.S. federal income tax consequences of the Special Dividend for U.S. resident WISeKey shareholders and ADSs holders?

For a summary of certain U.S. federal income tax consequences to U.S. Holders, please refer to the Prospectus, section "Material Tax Considerations", p. 124 to 129.

U.S. Holders should consult their own tax advisors regarding the specific consequences applicable to them in connection with their receipt of SEALSQ Ordinary Shares in the Spin-Off.

When will trading in the SEALSQ Ordinary Shares commence?

Please refer to the “Indicative Timeline” on p. 9.

Will the number of WISeKey shares or ADSs I own change as a result of the Special Dividend?

No, the number of WISeKey shares or ADSs you own will not change as a result of the Special Dividend.

What will happen to the price of WISeKey shares or ADSs following the Spin-off?

Following the Spin-off, WISeKey's Class B Shares and its ADSs will continue to be listed and traded on the SIX Swiss Exchange Ltd and the Nasdaq, respectively. We cannot provide any assurance to shareholders as to what the market price of the Class B Shares or its ADSs may be after the Spin-off.

Can I buy SEALSQ Ordinary Shares now?

No, currently there is no public market for the SEALSQ Ordinary Shares, and there will be no such market prior to the distribution of the Special Dividend (for more details, please refer to this Brochure, section “Listing and Trading of SEALSQ Ordinary Shares” p. 8).

24/27

What happens if I sell my WISeKey shares prior to the record date for the Special Dividend?

If you sell your WISeKey shares prior to the record date for the Special Dividend, you will not be eligible to receive the Special Dividend or cash payments for fractional shares.

Can I elect not to receive SEALSQ Ordinary Shares?

No. Provided that the Special Dividend is approved at the EGM and the conditions precedent for its distribution are met (or waived), each WISeKey shareholder and ADSs holder that holds WISeKey shares or ADSs on the applicable record date for the Special Dividend will receive SEALSQ Ordinary Shares. If you do not wish to hold any SEALSQ Ordinary Shares, you will be able to sell all or part of your SEALSQ Ordinary Shares received as a dividend in kind on the Nasdaq after start of the trading of the SEALSQ Ordinary Shares.

For more details on the distribution of the Special Dividend, please refer to the Prospectus, section "Business – Mechanics of the Spin-Off Distribution", p. 83 to 86.

I am registered in the WISeKey share register. What do I have to do in order to be registered on the SEALSQ share register?

WISeKey shareholders registered in the WISeKey share register will not be automatically registered in the SEALSQ share register, but to facilitate prompt registration following the Spin-Off, SEALSQ will receive data from the WISeKey share register. Please contact your bank or broker if you wish to register your SEALSQ Ordinary Shares following the distribution of the Special Dividend. In case you do not want SEALSQ to receive your data from the WISeKey share register, please contact Computershare Schweiz AG during regular Swiss business hours by email at Share.Register@computershare.ch.

Are there risks associated with owning SEALSQ Ordinary Shares?

Ownership of SEALSQ Ordinary Shares is subject to both general and specific risks relating to the business of SEALSQ, the industry in which SEALSQ operates, its ongoing contractual relationships with WISeKey and its status as a separate, publicly traded company. Ownership of SEALSQ Ordinary Shares is also subject to risks relating to the Spin-Off. For more details on the material risks associated with the SEALSQ Ordinary Shares, please refer to the Prospectus, section "Risk Factors", p. 32 to 52.

For more questions and answers on the Transaction, please refer to the Prospectus, section "Questions and Answers About the Spin-off Distribution", p. 6 to 12.

25/27

VIII.	Further Information

For further information about the Spin-Off, WISeKey or SEALSQ, please refer to:

General information on WISeKey for Investors	https://www.wisekey.com/company/investors/
General information on SEALSQ	https://www.wisekey.com/company/investors/ Prospectus, section "Business", p. 80 to 82
Information regarding the Spin-Off in particular	https://www.wisekey.com/company/investors/ Prospectus, section "Background and Purpose of the Spin-Off Distribution", p. 82 to 86
WISeKey e-mail distribution list	https://www.wisekey.com/company/investors/mailing-registration/
WISeKey financial reports	https://www.wisekey.com/company/investors/financial-reports/
SEALSQ financial information	https://www.wisekey.com/company/investors/ Prospectus, section "Unaudited Pro Forma Condensed Combined Financial Information", p. 54 to 62
WISeKey corporate calendar	https://www.wisekey.com/company/investors/investors-corporate-calendar/

26/27

Contact

Copies of this Brochure, any amendments thereto, and copies of the invitation to the EGM are available free of charge by contacting our Corporate Secretary at our registered office, General-Guisan-Strasse 6, 6030 Zug, Switzerland. This Brochure and any amendments thereto are made available on the website of WISeKey International Holdings Ltd (https://www.wisekey.com/investors).

Alternatively, contact your custodian bank or broker for further information.

WISeKey International Holding Ltd

For the Board of Directors
The Chairman
Carlos Moreira

27/27